United States securities and exchange commission logo





                              August 3, 2023

       Carol Craig
       Chief Executive Officer
       Sidus Space Inc.
       150 N. Sykes Creek Parkway, Suite 200
       Merritt Island, FL 32953

                                                        Re: Sidus Space Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 26, 2023
                                                            File No. 333-273430

       Dear Carol Craig:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed July 26, 2023

       Cover page

   1. It appears that you are relying on General Instruction I.B.6. of Form S-3 to conduct this offering. Please
include the calculation of the aggregate market value of the your outstanding voting and
nonvoting common equity pursuant to General Instruction I.B.6.
                                                        and highlight that
sales under this prospectus will be limited to no more than one-third of the aggregate market
value of the voting and non-voting common equity held by non-
                                                        affiliates. See
Instruction 7 to General Instructions of Form S-3.
 Carol Craig
FirstName
Sidus SpaceLastNameCarol Craig
            Inc.
Comapany
August     NameSidus Space Inc.
       3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
Risk Factors
We are currently listed on The Nasdaq Capital Market, page 37

2.       We note your statement that you "may not be able to continue to meet
the exchange   s
         minimum listing requirements or those of any other national exchange." We also note that you received notice from Nasdaq on March 14, 2023, indicating that you are not in compliance with the $1.00 minimum bid price requirement for continued listing on the
         Nasdaq Capital Market. Please include a recent development section in your prospectus summary to disclose the Nasdaq notification letter and the impact on you if you are unable to regain compliance. Additionally, please amend your risk factor to discuss this notice and related material risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Mitchell Austin, Staff
Attorney, at (202) 551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Sean Reid